SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Results
2022

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer
Luiz Roberto Tiberio
Head of Capital Markets and Investor Relations

SABESP announces 2022 results

São Paulo, March 23, 2023 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its **fourth quarter and year of 2022 results**. The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2021.

SBSP3: R$ 48.21/share
SBS: US$ 0.04 (ADR=1 share)
Total shares: 683,509,869
Market value: R$ 32.95 billion
Closing quote: 03/23/2023

R$ million

Revenue from sanitation services*
16,304.2
18,630.0
14.3%
Net operating revenue
19,491.0
22,055.8
13.2%
Costs, adm. & selling expenses
11,115.4
12,689.1
14.2%
Adjusted EBITDA
6,372.7
7,087.7
11.2%
Adjusted EBIT
4,119.4
4,636.9
12.6%
Net income
2,305.9
3,121.3
35.4%
2021
2022

(*) Does not include construction revenue

1

Earnings Results 2022

Highlights

The Company recorded a net income of R$ 3,121.3 million in 2022, compared to the R$ 2,305.9 million reported in 2021, an increase of R$ 815.4 million (+35.4%).

Adjusted EBITDA totaled R$ 7,087.7 million, an increase of R$ 715.0 million from the R$ 6,372.7 million reported in 2021 (+11.2%).

Revenue from sanitation services

Increase of R$ 2,325.8 million, impacted by: (i) an average tariff adjustment of 12.8% since May 2022; (ii) a 0.9% increase in total billed volume; and (iii) a higher average tariff due to the increase in the billed volume in the non-residential categories.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 1,573.7 million, mainly due to the: (i) R$ 339.7 million increase in salaries, payroll charges, benefits, and pension plan obligations; (ii) R$ 281.5 million increase in services; (iii) R$ 276.4 million increase with general expenses; and (iv) R$ 234.5 million with treatment supplies.

Impacts from the exchange variation

Exchange variation income on borrowings and financing increased by R$ 443.5 million, due to the appreciation of the Brazilian real against the U.S. dollar and the Japanese Yen in 2022. In 2021, the Brazilian real depreciated against the U.S. Dollar and appreciated against the Yen, as shown in the following table:

	2022	2021
Debt in foreign currency - R$ millions	2,775.8	3,296.2
Foreign currency debt as a percentage of total debt - %	15.0	19.0
U.S. variation in the year - %	(6.5)	7.4
Yen variation in the year - %	(18.4)	(3.9)

Monetary and exchange variations, net

Increase of R$ 342.9 million in monetary and exchange variations on assets, mostly due to the recognition of R$ 314.4 million referring to the monetary adjustment on the GESP 2015 agreement in 2022, resulting from a court decision in the third quarter of 2022, preventing the transfer of reservoirs from the Alto Tietê Production System.

2

Earnings Results 2022

Financial Highlights

								R$ million
		2022	2021	Var. (R$)%		4Q22	4Q21	Var. (R$)%
	Revenue from sanitation services	18,630.0	16,304.2	2,325.8	14.3	4,867.9	4,200.8	667.1	15.9
	Construction revenue	4,863.8	4,376.7	487.1	11.1	1,470.6	1,144.4	326.2	28.5
	COFINS and PASEP/TRCF taxes	(1,438.0)	(1,189.9)	(248.1)	20.9	(406.3)	(281.4)	(124.9)	44.4
(=)	Net operating income	22,055.8	19,491.0	2,564.8	13.2	5,932.2	5,063.8	868.4	17.1
	Costs and expenses	(12,689.1)	(11,115.4)	(1,573.7)	14.2	(3,430.7)	(3,050.4)	(380.3)	12.5
	Construction costs	(4,754.4)	(4,278.3)	(476.1)	11.1	(1,437.5)	(1,118.7)	(318.8)	28.5
	Equity results	24.6	22.1	2.5	11.3	7.1	5.9	1.2	20.3
	Other operating income (expenses), net	8.3	(21.8)	30.1	(138.1)	6.2	(34.3)	40.5	(118.1)
(=)	Earnings before financial result, income tax, and social contribution	4,645.2	4,097.6	547.6	13.4	1,077.3	866.3	211.0	24.4
	Financial result	(372.4)	(927.4)	555.0	(59.8)	(506.7)	(301.2)	(205.5)	68.2
(=)	Earnings before income tax and social contribution	4,272.8	3,170.2	1,102.6	34.8	570.6	565.1	5.5	1.0
	Income tax and social contribution	(1,151.5)	(864.3)	(287.2)	33.2	71.6	2.4	69.2	2,883.3
(=)	Net income	3,121.3	2,305.9	815.4	35.4	642.2	567.5	74.7	13.2
	Earnings per share (R$)*	4.57	3.37			0.94	0.83

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (non-accounting measures)

								R$ million
		2022	2021	Var. (R$)%		4Q22	4Q21	Var. (R$)%
	Net income	3,121.3	2,305.9	815.4	35.4	642.2	567.5	74.7	13.2
	Income tax and social contribution	1,151.5	864.3	287.2	33.2	(71.6)	(2.4)	(69.2)	2,883.3
	Financial result	372.4	927.4	(555.0)	(59.8)	506.7	301.2	205.5	68.2
	Other operating income (expenses), net	(8.3)	21.8	(30.1)	(138.1)	(6.2)	34.3	(40.5)	(118.1)
(=)	Adjusted EBIT*	4,636.9	4,119.4	517.5	12.6	1,071.1	900.6	170.5	18.9
	Depreciation and amortization	2,450.8	2,253.3	197.5	8.8	649.2	593.3	55.9	9.4
(=)	Adjusted EBITDA**	7,087.7	6,372.7	715.0	11.2	1,720.3	1,493.9	226.4	15.2
	(%) Adjusted EBITDA margin	32.1	32.7			29.0	29.5

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 22,055.8 million in 2022, up by 13.2% over 2021.

Costs and expenses, which consider construction costs, totaled R$ 17,443.5 million, up by 13.3% over 2021.

Adjusted EBIT, of R$ 4,636.9 million, increased by 12.6% over the R$ 4,119.4 million recorded in 2021.

Adjusted EBITDA, of R$ 7,087.7 million, increased by 11.2% over the R$ 6,372.7 million recorded in 2021.

The Adjusted EBITDA margin was 32.1% in 2022, compared to 32.7% in 2021.

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 40.6% in 2022, compared to 41.5% in 2021.

The Company recorded a net income of R$ 3,121.3 million in 2022, compared to R$ 2,305.9 million in 2021.

3

Earnings Results 2022

Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 18,630.0 million in 2022, an increase of R$ 2,325.8 million (+14.3%) over the R$ 16,304.2 million recorded in 2021.

The main factors that led to the increase were:

•	Average tariff adjustment of 12.8% since May 2022;
•	Increase of 0.9% in the total billed volume; and
•	Higher average tariff due to the increase in the billed volume in the non-residential categories.

Construction revenue

Construction revenue increased by R$ 487.1 million (+11.1%), due to higher investments made.

Billed volume

The following tables show the water and sewage billed volumes, on a year-over-year and quarter-over-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2022	2021	%	2022	2021	%	2022	2021	%
Residential	1,869.5	1,884.2	(0.8)	1,631.4	1,629.9	0.1	3,500.9	3,514.1	(0.4)
Commercial	182.1	169.6	7.4	175.9	159.0	10.6	358.0	328.6	8.9
Industrial	34.5	34.4	0.3	37.9	35.8	5.9	72.4	70.2	3.1
Public	43.7	35.9	21.7	38.9	31.4	23.9	82.6	67.3	22.7
Total retail	2,129.8	2,124.1	0.3	1,884.1	1,856.1	1.5	4,013.9	3,980.2	0.8
Wholesale³	47.8	49.7	(3.8)	20.5	15.8	29.7	68.3	65.5	4.3
Total	2,177.6	2,173.8	0.2	1,904.6	1,871.9	1.7	4,082.2	4,045.7	0.9

	Water			Sewage			Water + Sewage
Category	4Q22	4Q21%		4Q22	4Q21%		4Q22	4Q21%
Residential	471.8	475.3	(0.7)	412.6	411.7	0.2	884.4	887.0	(0.3)
Commercial	45.6	45.6	-	44.1	41.9	5.3	89.7	87.5	2.5
Industrial	8.7	8.8	(1.1)	9.6	8.5	12.9	18.3	17.3	5.8
Public	11.2	8.9	25.8	10.2	7.6	34.2	21.4	16.5	29.7
Total retail	537.3	538.6	(0.2)	476.5	469.7	1.4	1,013.8	1,008.3	0.5
Wholesale[3]	11.9	12.0	(0.8)	5.5	4.3	27.9	17.4	16.3	6.7
Total	549.2	550.6	(0.3)	482.0	474.0	1.7	1,031.2	1,024.6	0.6

4

Earnings Results 2022

WATER AND SEWAGE BILLED VOLUME[1] PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2022	2021	%	2022	2021	%	2022	2021	%
Metropolitan	1,430.9	1,440.9	(0.7)	1,263.9	1,255.7	0.7	2,694.8	2,696.6	(0.1)
Regional²	698.9	683.2	2.3	620.2	600.4	3.3	1,319.1	1,283.6	2.8
Total retail	2,129.8	2,124.1	0.3	1,884.1	1,856.1	1.5	4,013.9	3,980.2	0.8
Wholesale³	47.8	49.7	(3.8)	20.5	15.8	29.7	68.3	65.5	4.3
Total	2,177.6	2,173.8	0.2	1,904.6	1,871.9	1.7	4,082.2	4,045.7	0.9

	Water			Sewage		Water+ wage
Region	4Q22	4Q21%		4Q22	4Q21%		4Q22	4Q21%
Metropolitan	362.2	364.3	(0.6)	320.6	316.3	1.4	682.8	680.6	0.3
Regional²	175.1	174.3	0.5	155.9	153.4	1.6	331.0	327.7	1.0
Total retail	537.3	538.6	(0.2)	476.5	469.7	1.4	1,013.8	1,008.3	0.5
Wholesale[3]	11.9	12.0	(0.8)	5.5	4.3	27.9	17.4	16.3	6.7
Total	549.2	550.6	(0.3)	482.0	474.0	1.7	1,031.2	1,024.6	0.6

1.	Unaudited
2.	Including coastal and interior regions
3.	Wholesale includes volumes of reuse water and non-domestic sewage

Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 2,049.8 million in 2022 (+13.3%). Excluding construction costs, the increase was R$ 1,573.7 million (+14.2%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 79.1% in 2022, compared to 79.0% in 2021.

R$ million

	2022	2021	Var. (R$)%		4Q22	4Q21	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	2,995.7	2,656.0	339.7	12.8	786.9	675.0	111.9	16.5
General supplies	400.2	333.3	66.9	20.1	111.0	107.7	3.3	3.1
Treatment supplies	599.0	364.5	234.5	64.3	159.3	101.2	58.1	57.4
Services	2,393.3	2,111.8	281.5	13.3	646.5	605.7	40.8	6.7
Electricity	1,500.5	1,465.9	34.6	2.4	353.2	391.3	(38.1)	(9.7)
General expenses	1,487.4	1,211.0	276.4	22.8	490.1	298.9	191.2	64.0
Tax expenses	80.1	75.9	4.2	5.5	18.9	17.3	1.6	9.2
Subtotal	9,456.2	8,218.4	1,237.8	15.1	2.565.9	2,197.1	368.8	16.8
Depreciation and amortization	2,450.8	2,253.3	197.5	8.8	649.2	593.3	55.9	9.4
Allowance for doubtful accounts	782.1	643.7	138.4	21.5	215.6	260.0	(44.4)	(17.1)
Subtotal	3,232.9	2,897.0	335.9	11.6	864.8	853.3	11.5	1.3
Costs, administrative & selling expenses	12,689.1	11,115.4	1,573.7	14.2	3,430.7	3,050.4	380.3	12.5
Construction costs	4,754.4	4,278.3	476.1	11.1	1,437.5	1,118.7	318.8	28.5
Costs, adm & selling expenses, and construction costs	17,443.5	15,393.7	2,049.8	13.3	4,868.2	4,169.1	699.1	16.8
% of net revenue	79.1	79.0			82.1	82.3

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 339.7 million increase (+12.8%) recorded in 2022 was mainly due to:

•	The average salary adjustment of 12.9% (R$ 235.6 million) in May 2022 and the application of 1% referring to the Career and Salary Plan in February 2022, partially offset by the 2.0% decline in the average number of employees; and
•	R$ 68.1 million, of which: (i) R$ 39.6 million in healthcare expenses; and (ii) R$ 28.5 million in overtime expenses.
5

Earnings Results 2022

General supplies

Increase of R$ 66.9 million (+ 20.1%), mainly due to the:

•	R$ 35.1 million for the maintenance of water and sewage systems, connections, and networks;
•	R$ 12.6 million with fuel and lubricants; and
•	R$ 6.0 million with maintenance of buildings and facilities.

Treatment supplies

Increase of R$ 234.5 million (+64.3%), due to: (i) the increase in product prices, some of which were impacted by the foreign market, such as aluminum sulfate, ferric chloride and aluminum polychloride; and (ii) higher application of algaecides, coagulants and disinfectants in several water treatment plants to maintain raw water quality.

Services

Service expenses totaled R$ 2,393.3 million, an increase of R$ 281.5 million (+13.3%) over the R$ 2,111.8 million recorded in 2021. The main increases were:

•	R$ 63.9 million paid to technical services, mainly IT consulting, maintenance, and support;
•	R$ 46.9 million for the maintenance of water and sewage systems;
•	R$ 45.9 million with customer service channels;
•	R$ 43.8 million with surveillance; and
•	R$ 25.4 million with paving and replacing of sidewalks.

Electricity

Electricity expenses totaled R$ 1,500.5 million in 2022, an increase of R$ 34.6 million (+2.4%) over the R$ 1,465.9 million recorded in 2021. Of the total, the Free Market Tariffs (ACL) accounted for 52.3% of the expenses in 2022 (51.2% in 2021) while the Regulated Market Tariffs (ACR) accounted for 47.7% (48.8% in 2021).

The main factors that contributed to this variation were:

•	An average increase of 6.4% in ACL prices (includes Grid Market Tariffs - TUSD), with no significant variation in consumption; and
•	An average increase of 10.1% in ACR tariffs, with a decrease of 8.7% in consumption.

The electricity tariffs were impacted, among others, by: (i) higher incidence of red tariff flag and water shortage in 2021; and (ii) the lower tax burden on electricity bills since June 2022, as a consequence of Supplementary Law 194/2022.

General expenses

Increase of R$ 276.4 million (+22.8%), totaling R$ 1,487.4 million in 2022, compared to the R$ 1,211.0 million recorded in 2021, mainly from the: (i) higher expenses with lawsuits, totaling R$ 162.6 million; and (ii) higher provision for transfer to the municipal funds for environmental sanitation and infrastructure, of R$ 96.6 million.

6

Earnings Results 2022

Expenses with municipal transfers totaled R$ 712.5 million in 2022, compared to the R$ 615.9 million reported in 2021 (+15.7%), mainly due to higher operating revenue reported in 2022.

Depreciation and amortization

The R$ 197.5 million increase (+8.8%) was mainly due to the beginning of operations of intangible assets, totaling R$ 5.2 billion.

Allowance for doubtful accounts

Increase of R$ 138.4 million, from R$ 643.7 million in 2021 to R$ 782.1 million in 2022, due to higher provisioning arising from the increase in delinquency in 2022.

Financial result

R$ million
	2022	2021	Var. (R$)%
Financial expenses, net of income	(885.5)	(692.5)	(193.0)	27.9
Monetary and exchange variations, net	513.1	(234.9)	748.0	(318.4)
Financial Result	(372.4)	(927.4)	555.0	(59.8)

Financial expenses, net of revenue

R$ million
	2022	2021	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(954.7)	(517.2)	(437.5)	84.6
Interest and charges on international borrowings and financing	(47.1)	(46.8)	(0.3)	0.6
Other financial expenses	(433.7)	(402.0)	(31.7)	7.9
Total financial expenses	(1,435.5)	(966.0)	(469.5)	48.6
Financial revenue	550.0	273.5	276.5	101.1
Financial expenses, net of revenue	(885.5)	(692.5)	(193.0)	27.9

The main impacts resulted from:

•	Increase of R$ 437.5 million in interest and charges on borrowings and financing in domestic currency, mainly due to: (i) higher interest on debentures, of R$ 286.0 million, from the proceeds of the 29th and 30th issuances, totaling R$ 148.6 million in financial expenses; and (ii) a rise in the average DI rate (from 5.06% in 2021 to 12.45% in 2022), which impacted interest on domestic loans;

•	Increase of R$ 31.7 million in other financial expenses, mainly due to: (i) an increase of R$ 49.8 million with contracts for the clean up of the Pinheiros River, given that several contracts were under a performance type, in which the flow of payments occurs mainly after the completion of works and the update of accounts receivable is recorded as a financial expense when the work becomes operational, which occurred in several contracts in 2022; and (ii) a decrease of R$ 17.4 million in interest on lawsuits; and
•	Increase of R$ 276.5 million in financial revenues, mainly on financial investments in 2022, as a result of the higher average DI rate.
7

Earnings Results 2022

Monetary and exchange variation, net

				R$ million
	2022	2021	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(190.2)	(225.8)	35.6	(15.8)
Exchange variations on borrowings and financing	492.0	48.5	443.5	914.4
Other monetary variations	(330.5)	(256.5)	(74.0)	28.8
Total monetary and exchange variations on liabilities	(28.7)	(433.8)	405.1	(93.4)
Monetary and exchange variations on assets	541.8	198.9	342.9	172.4
Monetary and exchange variations, net	513.1	(234.9)	748.0	(318.4)

The effect of net monetary and exchange variations in 2022 was R$ 748.0 million, especially due to:

•	R$ 35.6 million decrease in monetary variations on borrowings and financing, due to the decrease in the Amplified Consumer Price Index - IPCA (from 10.06% in 2021 to 5.78% in 2022);
•	R$ 443.5 million increase in exchange variations on borrowings and financing, due to the appreciation of the Brazilian real against the U.S. dollar and the Yen in 2022 (6.5% and 18.4%, respectively), when compared to the depreciation of the Brazilian real against the U.S dollar and the appreciation against the Yen in 2021 (-7.4% and 3.9%, respectively);
•	Increase of R$ 74.0 million in other monetary variations, mainly on lawsuits, of R$ 62.7 million; and
•	Increase of R$ 342.9 million in monetary and exchange variations on assets, mostly due to the higher recognition of R$ 314.4 million referring to the monetary adjustment on the GESP 2015 agreement in 2022, primarily resulting from the judicial order prohibiting the transfer of the reservoirs of the Alto Tietê Production System.

Income tax and social contribution

The R$ 287.2 million increase in 2022 was mainly due to:

•	Higher net operating revenue, of R$ 2,564.8 million, mitigated by higher costs and expenses, totaling R$ 1,573.7 million;
•	Exchange variation gains, of R$ 443.5 million; and
•	Higher monetary adjustment on the GESP 2015 Agreement, of R$ 314.4 million.

Indicators

a)	Operating
Operating indicators*	2022	2021	%
Water connections[1]	10,113	9,840	2.8
Sewage connections[1]	8,610	8,418	2.3
Population directly served - water[2]	28.0	27.8	0.7
Population directly served - sewage[2]	24.7	24.6	0.4
Number of employees	12,299	12,515	(1.7)
Water volume produced in the year[3]	2,858	2,864	(0.2)
IPM - Micromeasured Water Loss (%)[4]	28.8	27.9	3.2
IPDt (liters/connection x day)[4]	249	252	(1.2)

1. Total connections, active and inactive, in thousand units at the end of the period. Excludes water connections in Mauá

2. In million inhabitants, at the end of the period. Does not include wholesale

3. In millions of m³/s. Excludes volumes produced in the municipalities of Aguaí and Tapiratiba. Includes volume produced in Tejupá from May/22 to Dec/22

4. Excludes volumes and connections of Mauá, Aguaí, and Tapiratiba. Includes volumes and connections in Tejupá from May/22 to Dec/22

* Unaudited

8

Earnings Results 2022

.

b)	Economic
Economic variables at the end of the year*	2022	2021
Amplified Consumer Price Index¹	5.78	10.06
National Consumer Price Index¹	5.93	10.16
Consumer Price Index¹	7.32	9.73
Interbank Deposit²	12.45	5.06
U.S. dollar³	5.2177	5.5805
Yen³	0.03957	0.04847

1. Accrued in the year (%)

2. Average rate in the year (%)

3. Ptax sale rate on the last day

* Unaudited

Loans and financing

R$ thousand

DEBT PROFILE
INSTITUTION	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of total
Local Currency
Debêntures	739,534	1,072,853	1,203,451	1,082,322	1,700,765	644,748	1,498,157	7,941,830	41
Caixa Econômica Federal	99,767	99,270	105,476	112,071	119.068	126,371	859,889	1,521,912	8
BNDES	240,602	233,867	213,586	203,726	191,168	72,322	221,092	1,376,363	7
IDB 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,257,264	2,345,358	12
IDB INVEST	51,440	53,650	82,575	144,821	147,159	182,022	695,583	1,357,250	7
IFC	80,000	80,000	80,000	80,000	80.000	80.000	270.996	750,996	4
Lease¹	44,453	46,638	45,839	30,769	33,767	33,968	122,410	357,844	2
Leasing (others)²	72,109	15.580	9.248	3,972	465	-	-	101,374	1
Others	6,241	2,979	2,746	142	-	-	-	12,108	1
Interest and other charges	417,878	-	-	-	-	-	-	417,878	2
Total in Local Currency	1,933,373	1,786,186	1,924,270	1,839,172	2,453,741	1,320,780	4,925,391	16,182,913	85
Foreign Currency
IDB	53,628	53,628	63,830	20,403	20,403	20,403	296,030	528,325	3
IBRD	31,722	31,722	31,722	31,722	31,722	31,722	207,038	397,370	2
JICA	169,788	169,787	169,787	169,787	169,787	169,787	773,891	1,792,614	8
IDB 1983AB	39,962	-	-	-	-	-	-	39.962	1
Interest and other charges	17,487	-	-	-	-	-	-	17.487	1
Total in Foreign Currency	312,587	255,137	265,339	221,912	221,912	221,912	1,276,959	2,775,758	15
TOTAL	2,245,960	2,041,323	2,189,609	2,061,084	2,675,653	1,542,692	6,202,350	18,958,671	100

1. Refers to work contracts signed as Assets Lease

2. Obligations related to leasing agreements, mainly vehicle leases

9

Earnings Results 2022

Covenants

The table below shows the most restrictive clauses in 2022:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier

In 2022, the Company met the requirements of its loans and financing agreements.

CAPEX

Investments totaled R$ 5,389.6 million in 2022, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 5,240.5 million, R$ 75.4 million, and R$ 73.7 million, respectively. Cash disbursed in 2022 referring to investments, including from previous periods, totaled R$ 3,624.2 million.

The table below shows investments broken down by water, sewage, and region:

R$ million

	Water	Sewage	Total
Metropolitan Region	1,484.7	2,439.7	3,924.4
Regional Systems	680.9	784.3	1,465.2
Total	2,165.6	3,224.0	5,389.6

10

Earnings Results 2022

For more information, please contact:

Investor Relations

Tel. +55 (11) 3388-8793 / 9267

E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

11

Earnings Results 2022

Income Statement

Brazilian Corporate Law		R$ '000
	2022	2021
Net Operating Income	22,055,720	19,491,061
Operating Costs	(14,350,903)	(12,800,042)
Gross Profit	7,704,817	6,691,019
Operating Expenses
Selling	(911,967)	(825,879)
Estimated losses with doubtful accounts	(782,057)	(643,730)
Administrative expenses	(1,398,507)	(1,124,069)
Other operating revenue (expenses), net	8,327	(21,841)
Operating Income Before Shareholdings	4,620,613	4,075,500
Equity Result	24,551	22,079
Earnings Before Financial Results, net	4,645,164	4,097,579
Financial, net	(864,735)	(975,887)
Exchange gain (loss), net	492,321	48,464
Earnings before Income Tax and Social Contribution	4,272,750	3,170,156
Income Tax and Social Contribution
Current	(1,230,234)	(961,556)
Deferred	78,751	97,269
Net Income for the period	3,121,267	2,305,869
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	4.57	3.37
Depreciation and Amortization	(2,450,849)	(2,253,322)
Adjusted EBITDA	7,087,686	6,372,742
% over net revenue	32.1%	32.7%
12

Earnings Results 2022

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2022	12/31/2021
Current assets
Cash and cash equivalents	1,867,485	717,929
Financial investments	1,677,873	2,433,385
Trade receivables	3,062,574	2,695,077
Related parties and transactions	205,793	173,657
Inventories	124,247	113,506
Restricted cash	37,474	28,467
Currrent recoverable taxes	242,906	276,104
Other assets	66,312	64,873
Total current assets	7,284,664	6,502,998

Noncurrent assets
Trade receivables	215,234	223,234
Related parties and transactions	950,950	644,895
Escrow deposits	170,093	141,667
National Water and Sanitation Agency – ANA	9,193	20,666
Other assets	146,362	161,369
Equity investments	110,765	79,437
Investment properties	46,726	46,126
Contract assets	8,613,968	8,550,102
Intangible assets	39,320,871	36,503,834
Property, plant and equipment	338,939	291,157
Total noncurrent assets	49,923,101	46,662,487

Total assets	57,207,765	53,165,485

LIABILITIES AND EQUITY	12/31/2022	12/31/2021
Current liabilities
Trade payables	430,946	236,763
Borrowings and financing	2,245,960	1,830,617
Accrued payroll and related charges	498,504	426,616
Taxes and contributions	293,461	257,130
Dividends and interest on capital payable	741,725	548,006
Provisions	924,038	809,821
Services payable	723,242	469,027
Public-Private Partnership – PPP	222,413	142,757
Program Contract Commitments	100,188	77,652
Other liabilities	476,865	294,538
Total current liabilities	6,657,342	5,092,927

Noncurrent liabilities
Borrowings and financing	16,712,711	15,893,219
Deferred income tax and social contribution	189,278	283,739
Deferred Cofins and Pasep	159,723	159,456
Provisions	686,746	638,672
Pension obligations	2,150,191	2,321,662
Public-Private Partnership – PPP	2,736,768	2,917,428
Program Contract Commitments	12,197	44,995
Other liabilities	569,276	881,528
Total noncurrent liabilities	23,216,890	23,140,699

Total liabilities	29,874,232	28,233,626

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	12,155,890	9,885,485
Other comprehensive income	177,643	46,374
Total equity	27,333,533	24,931,859

Total equity and liabilities	57,207,765	53,165,485
13

Earnings Results 2022

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Dec 2022	Jan-Dec 2021
Cash flow from operating activities
Profit before income tax and social contribution	4,272,750	3,170,156
Adjustment for Net income reconciliation:
Depreciation and amortization	2,450,849	2,253,322
Residual value of property, plant and equipment and intangible assets written-off	10,110	27,754
Allowance for doubtful accounts	782,057	643,730
Provision and inflation adjustment	630,689	380,624
Interest calculated on loans and financing payable	1,091,592	647,980
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(301,716)	177,269
Interest and inflation adjustment losses	22,225	37,202
Interest and inflation adjustment gains	(400,057)	(171,173)
Financial charges from customers	(328,486)	(349,491)
Margin on intangible assets arising from concession	(109,369)	(98,402)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(1,238)	3,195
Equity result	(24,551)	(22,079)
Interest and inflation adjustment (Public-Private Partnership)	489,197	464,398
Provision from São Paulo agreement	167,714	131,878
Pension obligations	183,262	176,673
Other adjustments	15,488	15,152
	8,950,516	7,488,188
Changes in assets
Trade accounts receivable	(489,885)	(742,260)
Accounts receivable from related parties	(295,091)	20,665
Inventories	(10,741)	(8,658)
Recoverable taxes	33,198	(253,432)
Escrow deposits	5,348	43,865
Other assets	18,264	31,386
Changes in liabilities
Trade payables and contractors	(220,462)	(245,501)
Services payable	86,501	(116,601)
Accrued payroll and related charges	73,126	12,478
Taxes and contributions payable	120,853	196,255
Deferred Cofins/Pasep	267	10,012
Provisions	(468,398)	(184,433)
Pension obligations	(239,174)	(215,937)
Other liabilities	(722,549)	(68,260)
Cash generated from operations	6,841,773	5,967,767

Interest paid	(1,505,488)	(845,445)
Income tax and contribution paid	(1,368,686)	(1,208,569)

Net cash generated from operating activities	3,967,599	3,913,753

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,550,537)	(3,696,669)
Restricted cash	(9,007)	7,275
Financial investments	755,512	1,076,468
Investment properties	(648)	-
Purchases of tangible assets	(73,668)	(50,281)
Net cash used in investing activities	(2,878,348)	(2,663,207)

Cash flow from financing activities
Loans and financing
Proceeds from loans	2,807,026	2,922,811
Repayments of loans	(1,536,724)	(2,896,604)
Payment of interest on shareholders'equity	(603,541)	(254,218)
Public-Private Partnership – PPP	(590,201)	(579,486)
Program Contract Commitments	(16,255)	(121,521)
Net cash used in financing activities	60,305	(929,018)

Increase/(decrease) in cash and cash equivalents	1,149,556	321,528

Represented by:
Cash and cash equivalents at beginning of the year	717,929	396,401
Cash and cash equivalents at end of the year	1,867,485	717,929
Increase/(decrease) in cash and cash equivalents	1,149,556	321,528

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 24, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.